Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entity

Subsidiary	Place of Incorporation

HongKong Walnut Street Limited	Hong Kong

Hangzhou Weimi Network Technology Co., Ltd.	PRC

Walnut Street (Shanghai) Information Technology Co., Ltd.	PRC

Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd.	PRC

Radiance Sea Investment Limited	British Virgin Islands

Radiance Sea Group Limited	Cayman Islands

Radiance Sea Hong Kong Limited	Hong Kong

Shanghai Yucan Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation

Hangzhou Aimi Network Technology Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation

Shanghai Xunmeng Information Technology Co., Ltd.	PRC